UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated November 22, 2010: Costamare Inc. Announces Inclusion in the Wilshire 5000 Total Market Index.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 22, 2010

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. ANNOUNCES INCLUSION IN THE WILSHIRE 5000 TOTAL MARKET INDEX

ATHENS, GREECE - November 22, 2010 - Costamare Inc. (NYSE:CMRE), one of the world’s leading owners and providers of containerships for charter, announced today that it was added to the Wilshire 5000 Total Market IndexSM (Wilshire 5000SM) effective after the markets’ close on Friday, November 19, 2010 in conjunction with the monthly additions and deletions of the index.

The Wilshire 5000 was developed in 1974 by Dennis A. Tito, Chairman and Chief Executive Officer of Wilshire Associates Incorporated.  It is widely considered one of the best ways to track the U.S. equities market and estimate market value changes.  The Wilshire 5000 Total Market exchange-traded fund (NYSE Arca: WFVK) is the only ETF based upon the Wilshire 5000.

Mr. Konstantinos Konstantakopoulos, Chairman and Chief Executive Officer of Costamare Inc., commented, “We are pleased with the inclusion of our company in the Wilshire 5000 Total Market Index. We believe that this will enhance our Company’s visibility in the investment community and can have a positive impact on the trading of our shares.”

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. Costamare Inc. has 35 years of history in the international shipping industry and a fleet of 43 containerships, with a total capacity of 218,533 TEU. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statement

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only Costamare's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033) under the caption "Risk Factors."

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com